EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT

Subsidiaries	Percentage Owned (1)	State of Incorporation
The Peoples Bank and Trust Company	100%	Alabama
The Peoples Agency, Inc. (2)	100%	Alabama
Loan Express, Inc. (2)	100%	Alabama

(1)	At December 31, 2001.

(2)	Second-tier subsidiary, 100% owned by The Peoples Bank and Trust Company.